Exhibit 99.1

China Yuchai International Announces Unaudited
2008 Consolidated Financial Results and Updates on 2008 20-F Filing

Singapore, Singapore – June 30, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for fiscal year 2008.

Unaudited consolidated net revenues for the fiscal year ended December 31, 2008 were RMB 10.4 billion compared with audited consolidated net revenues of RMB 9.6 billion in 2007, reflecting a 8% year-over-year increase.

The Company expects its unaudited consolidated net income for 2008 to fall within the range of RMB 245.0 million and RMB 300.0 million and the unaudited earnings per share range is expected to fall within the range of RMB 6.57 and RMB 8.05. In 2007, the Company achieved audited consolidated net income of RMB 525.5 million, or RMB 14.10 basic and diluted earnings per share. The expected decline in net income for 2008 is due mainly to increased raw material prices which were substantially higher in 2008. As of December 31, 2008, a total of 37,267,673 shares were issued and outstanding.

China Yuchai will be unable to file its annual report on Form 20-F containing its audited consolidated financial statements for the fiscal year ended December 31, 2008 (2008 Annual Report) with the U.S. Securities and Exchange Commission (“SEC”) by the filing deadline of June 30, 2009 as a result of a change in its principal independent auditors to Ernst & Young LLP, which was only approved by shareholders at its Annual General Meeting on April 17, 2009. The Company has, today filed a notification of late filing on Form 12b-25 with the SEC in relation to its 2008 Annual Report.

Disclaimer Regarding Unaudited Financial Results

The financial information of the Company presented above for fiscal year 2008 is unaudited and may not be necessarily indicative of the audited results. Investors should be aware that the Company has not yet finalized its results for fiscal year 2008 and the unaudited results could differ materially from the Company’s audited results.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com